INVEST IN **PEDUL**

Stop looking for jobs. Let jobs find YOU.


PeduL
CCM

pedul.com Newark, NJ

Highlights

1. Official Partner of the New Jersey Devils (Check out our logo on their Helmets)
2. Forbes 30 Under 30 Recipient (2023)
3. Techstars Company (Prestigious Accelerator)
4. Met with the Vice President at White House to explore PeduL's innovative plans to cut unemployment
5. Notable Clients: Paramount, Amazon/Audible, Ticketmaster, Live Nation, Prudential

Featured Investors

THIS Group Inc
Syndicate Lead
Follow
Invested $5,000

"As we look to the future of job recruiting, it's evident that platforms like PeduL are poised to revolutionize the industry. With its innovative approach to connecting employers with talented individuals, PeduL offers a dynamic and efficient solution to the challenges of traditional recruiting methods. By leveraging advanced technology and data-driven algorithms, PeduL streamlines the recruitment process, providing employers with access to a diverse pool of candidates while empowering job seekers to showcase their skills and experiences in a meaningful way. As the demand for skilled professionals continues to rise across various industries, PeduL's platform has the potential to become the go-to destination for both employers and job seekers alike.

At THIS Group, we recognize the immense potential of PeduL and the impact it can have on the future of job recruiting. With our extensive experience in the content creator space, we bring a unique perspective and skill set to the table that can significantly contribute to the growth and success of PeduL. By leveraging our expertise in talent management, brand partnerships, and content creation, we believe we can add substantial value to PeduL's platform, helping to enhance its user experience, expand its reach, and drive sustainable growth. We are excited about the opportunity to collaborate with PeduL and look forward to leveraging our collective strengths to shape the future of job recruiting together."

Other investors include Techstars Notable , Google for Startups Notable , Newark Venture Partners, Adventure Fund, Visa, New York Jets

Our Team



Chisa Egbelu Chief Executive Officer

Google Alum, iHeartMedia Alum, NBCUniversal Alum, Rutgers Alum, Cap & Skull Senior Honor Society, Forbes 30 Under 30



Vivek Pandit Chief Innovation Officer

Brown Alum, Award-winning author, TEDx Speaker, Forbes 30 Under 30



Sayyid Ali Chief Technology Officer

Video game developer by trade, known as The People's Dev for his work in community and municipal projects. Forbes 30 Under 30

PeduL

PITCH DECK


PeduL
INFUSING CORPORATE AMERICA WITH CULTURE
FUNDED BY:
Google
techstars_


THESE APPS AND SERVICES HAVE PERMEATED YOUR LIFESTYLE....
TikTok
Uber
DOORDASH
amazon.com
tinder


...BUT THESE HAVE NOT
indeed
Handshake
MONSTER
Career Fairs
ZipRecruiter
WHEN WAS THE LAST TIME A 22-YEAR OLD WAS CASUALLY SCROLLING THROUGH ZIPRECRUITER?


THE FUNDAMENTAL PROBLEM


CORPORATE AMERICA IS SEPARATE AND DISTINCT FROM MY WORLD AND MY LIFESTYLE
WHAT ARE THE CONSEQUENCES?


RECRUITING YOUNG TALENT IS COSTLY & INEFFECTIVE
72%
of the modern workforce will be Gen Z & Millennials in 2023
"We spend thousands in recruiting, yet we're still invisible to young talent."
- TA Manger, Hill International
Hill International
"I've been unable to fill this job for over a year."
- HR Director, Starckson Packaging
"I got 100 LinkedIn applications. Three showed up for an interview. I hired none."
- Technical Recruiter, Crunchbase
cb
crunchbase


THE RECRUITING INDUSTRY IS IN SHAMBLES...
CANDIDATES
Job postings not up-to-date with how young people consume information
BOTH
No humanization
Time-to-fill
EMPLOYERS
Cannot compete for young people's attention
Application overload, unqualified candidates, time consuming vetting


THE MARKET WILL CONTINUE TO GROW
T.A.M
$760B
Global Recruiting Services
S.A.M
$200B
Gen Z Recruiting Services

The market will continue to grow according to:
https://www.theinsightpartners.com/reports/staffing-and-recruitment-market


COMPANIES MUST USE SOCIAL MEDIA TO RECRUIT
"This data presents a clear picture of how critical a tool social media is for today's jobseekers and the companies trying to recruit them."
JIM BRAMANTE CHAIRMAN &amp CEO
CAREERARC
CISION
Nearly Half (48% each) of Gen Z and Millennials With Work Experience Have Applied to Jobs They Found via Social Media
careerarc
New CareerArc/Harris Poll survey reveals
Social media is an important resource for jobseekers, especially younger generations


WE PARTNER WITH INFLUENCERS

WE PARTNER WITH INFLUENCERS TO PROMOTE JOB OPPORTUNITIES

Using AI, we send a curated list of job opportunities to influencers, convert viewers into candidates, and vet the thousands of applications to deliver top talent to employers across the country.



Company
Sends job opportunities
PeduL
We use AI to identify the right influencers for specific opportunities
Podcast Creator
Instagram Influencer
Viewers become candidates
PeduL Candidates
We use AI to vet and match the top candidates
Top candidates sent to Company
Hired

WE'VE BEEN NATIONALLY RECOGNIZED

REVENUE
$500,000

AWARDS

Most Innovative Company in Education
Forbes 30 Under 30 (2023)

AS SEEN IN....

Business Insider · Inc. · Forbes · Morning Brew · Bloomberg · Black Enterprise · University of New Haven (The Charger Blog)

AS SEEN ON....

Golf · Complex · Cheddar News · NBC · Bloomberg

WHAT OUR PARTNERS HAVE TO SAY

"I am fully invested in the success of this team. Our country will be a better place as a result of their vision and hard-work."
V.P. of the United States, Kamala Harris

We believe PeduL is going to bring us forward into what we need to do to compete. Putting our trust in PeduL is part of our values of being an innovative company.
Ashley

PeduL has built a pipeline of diverse and qualified talent and supported our team on various recruitment efforts. We share our job descriptions and desired candidate profiles, and they work their magic! Their strategic, thoughtful, and targeted approach is positively unique.
Suzanne

"Chise and PeduL are the embodiment of New Jersey's innovative spirit. I look forward to seeing [PeduL's] success in the months and years to come."
New Jersey Governor, Phil Murphy

We know that when we work with PeduL they get the job. They keep us honest as a company to search far and wide for talent that can often be lost through the cracks.
Thanks - Don Katz

New York Jets
@nyjets
.@wearePeduL is here to diversify the workforce.
Their mission is to assure that all students have equal access to academic and professional opportunity.
Help us and @Visa as we support PeduL and other local black-owned small business.

PeduL is what the future looks like and we are proud to be a supporter.
Best,
Danny Navarro

LEVERAGING EXISITING MARKETPLACES

MEETING YOUNG TALENT WHERE THEY ARE AT

- Social Media (TikTok, IG, YouTube, etc.)
- Creation of Universal Profile
- Quick Apply
- AI Vetting & Matching
- Preparing for Interview
- Best Candidates Delivered



Day In the Life of a Software Engineering Intern
Avni
@avni_barman
is TikTok the new job board??
I just posted my job on there and got ~70K views and 1000 apps. Any other job boards with that large of a targeted reach?
2:34 PM · May 24, 2023 · 18.7K Views

- Social Media (TikTok, IG, YouTube, etc.)
- Creation of Universal Profile
- Quick Apply
- AI Vetting & Matching
- Preparing for Interview
- Best Candidates Delivered

WE CAN


WE CAN SCALE AND BE PROFITABLE AT THE SAME TIME
CONTRACT VALUE
$50,000
i.e. $2,000/hire
NET PROFIT
$45,000
i.e. $1,800/hire
Intake 500 applicants
5:1 ratio
Deliver top 100 applicants
4:1 ratio
Synchrony wants 25 interns
$5,000 spend (i.e. $10/applicant)
$50/vetted & delivered candidate
$200/hire

The contract value and profit numbers are projections.


$124,000
We're raising this SPV Marketing, Product Development and Branding
PeduL
USING 'EDU' EDUCATION TO BRIDGE THE GAP BETWEEN 'P' PURPOSE AND 'L' LIFE

ONE-PAGE DOC


PeduL
"PeduL is the embodiment of New Jersey's innovative spirit."
New Jersey Governor, Phil Murphy
Stop looking for jobs. Let jobs find YOU.
Invest in the Talent Platform that Moves at the Speed of Culture
Become an angel investor in PeduL by investing as little as $250.
By investing a small check into PeduL, you will be part of our startup journey and reap the financial benefits of our potential $100M+ exit!
PeduL's Vision
To inform and inspire the process of career discovery, self-discovery and the pursuit of purpose through entertainment and technology.
PeduL's Mission
We infuse Corporate America with culture to optimize recruitment outcomes. By partnering with influencers and harnessing the power of social media, we promote job opportunities to thousands of targeted candidates.
Estimated Return on Investment by Check Size

$1,000 Check	$5,000 Check	$10,000 Check
Exit Value: $100M **ROI: $10K** Multiple: 10x	Exit Value: $100M **ROI: $50K** Multiple: 10x	Exit Value: $100M **ROI: $100K** Multiple: 10x
Exit Value: $1B **ROI: $100K** Multiple: 100x	Exit Value: $1B **ROI: $500K** Multiple: 100x	Exit Value: $1B **ROI: $1M** Multiple: 100x
Exit Value: $10B **ROI: $1M** Multiple: 1000x	Exit Value: $10B **ROI: $5M** Multiple: 1000x	Exit Value: $10B **ROI: $10M** Multiple: 1000x
S&P 500 Comparison **ROI (10 yrs): $1,967** Multiple: 1.96x	S&P 500 Comparison **ROI (10 yrs): $9,836** Multiple: 1.96x	S&P 500 Comparison **ROI (10 yrs): $19,672** Multiple: 1.96x

How Your Investment Will Be Used

1. Scaling influencer network
2. Building proprietary AI-matching algorithm
3. Integrating job opportunities with lifestyle

Invest in 5 minutes

1. Click this Link Here
2. Create an account
3. Invest $250 or more
4. Join our journey in building tomorrow, today.

3 Quick Actions to Impact Growth

Are you wondering what you can do to help contribute to faster growth, a higher valuation, and a quicker exit?

1. Connect us with 1-3 people who are hiring early talent.

2. Connect us with 1-3 influencers or content creators.

3. Share this investment opportunity with other angel investors or on your social media!

Forbes

Made the Forbes 30 Under 30 List (2023)


PEDUL
PEDUL

Official Partner of the **NJ Devils**

THE WHITE HOUSE
WASHINGTON

Met with the VP to discuss our mission to help stimulate job growth in America

Our Traction Speaks for Itself

AS SEEN IN

Business Insider, Inc., Forbes, Complex, Bloomberg, Black Enterprise, NBC, Morning Brew, GOLF

TRUSTED BY TOP BRANDS

audible (an amazon company), amazon, Paramount, Google, VISA

"PeduL has [helped us build] a pipeline of diverse and qualified talent. We share our job descriptions and they work their magic!"
Suzanne, VP of Talent Acquisition (**Paramount**)

Note: forward-looking projections are not guaranteed. We cannot guarantee that your SAFEs will convert into equity or that there will be an opportunity in the future to sell your equity for a return on your investment. We cannot guarantee any financial benefit from your investment. Only invest what you can afford to lose.